

October 10, 2013

<u>Via E-mail</u>
Kevin J. Jacobs
Executive Vice President and Chief Financial Officer
Hilton Worldwide Holdings Inc.
7930 Jones Branch Drive, Suite 1100
McLean, VA 22102

Re: Hilton Worldwide Holdings Inc.
　　　Registration Statement on Form S-1
　　　Filed September 12, 2013
　　　File No. 333-191110

Dear Mr. Jacobs:

　　　We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.　　You disclose on page 29 that the hotels you own or manage "may provide services to persons subject to sanctions" administered by the Office of Foreign Assets Control ("OFAC") and that when you have identified potential violations of sanctions, you have "taken appropriate remedial action including filing voluntary disclosures to OFAC." You disclose on page 51 that your management conducts business in geographic regions that include Cuba, Iran, Sudan and Syria. Additionally, your website lists contact information for "development professionals" for countries including Cuba, Iran, North Sudan and Syria. Finally, your website's Reservations and Customer Care section provides a phone number for Syria.

Cuba, Iran, Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Sudan and Syria, whether through subsidiaries, affiliates, partners or other direct or indirect arrangements. Your response should describe any services or technology you have provided to or received from Cuba, Iran, Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by their governments.

2.   Please discuss the materiality of any contacts with Cuba, Iran, Sudan and Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan and Syria.

3.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

4.   Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

Prospectus Summary, page 1

5.   We note that this section appears identical or substantially similar to pages 94-100 of the Business section. Please note that the Summary should not merely repeat the text of the prospectus but should provide a brief overview of the key aspects of the offering. Please revise to identify those aspects of the offering that are the most significant. Please refer to Item 503(a) of Regulation S-K.

Hilton Worldwide, page 1

6.   We note your reference in the summary and business sections, to rooms under construction and hotels in your development pipeline. Please revise your disclosure to clarify whether you are referring to rooms or hotels under your management and franchise segment or to those in which you have an ownership interest.

Refinancing Transactions, page 10

7.   To the extent that any relevant terms of the new borrowings under your refinancing transactions are known, although not necessarily finalized, please disclose such material terms including related interest rates, maturity dates, collateral requirements (if any), and any other material terms.

Summary Historical Financial Data, page 13

8.   We note you present certain Summary Data for the Twelve Months Ended June 30, 2013 and various results for that period throughout your filing. Except for statistical data, please tell us how you determined it was appropriate to present financial information for the twelve months ended June 30, 2013. Please revise to remove this financial information or advise.

9.   We note you have presented a line item titled 'Total debt' which excludes non-recourse debt and capital lease obligations of consolidated variable interest entities. Please revise the title of this line item or revise the amount to include the debt you have excluded.

Risk Factors, page 17

10.   Please expand your risk factor disclosure to describe the cybersecurity risks that you face or tell us why you believe such disclosure is unnecessary. If you have experienced any cyber attacks in the past, please state that fact in any additional risk factor disclosure in order to provide the proper context. Please refer to the Division of Corporation Finance's Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

Risks Relating to Our Indebtedness, page 36

11.   Please revise your risk factor to break out the amount of debt maturing on a yearly basis for each of the next 3 years.

12.   Please revise your risk factors related to your indebtedness to provide more quantitative information regarding the impact your indebtedness may have on your access to capital through the application of the restrictive covenants in your Secured Debt. With respect to any covenant that is reasonably likely to limit your access to capital or trigger an acceleration of your indebtedness, please disclose the minimum ratios required and your most recent levels of compliance. Please provide similar disclosure in the "Debt" section on page 84.

Use of Proceeds, page 44

13.   We note your disclosure on page 44 that you intend to use the net proceeds from this offering to repay certain of your then outstanding indebtedness and that any remaining net proceeds will be used for general corporate purposes. Please revise to provide the approximate amount intended to be used for each such purpose. In addition, if any material part of the proceeds is to be used to discharge indebtedness, please revise to set forth the interest rate and maturity of such indebtedness. Furthermore, if the indebtedness to be discharged was incurred within one year, please revise to describe the use of the proceeds of such indebtedness other than short-term borrowings used for working capital. Also advise us whether the debt is held by a related party. Please refer to Item 504 of Regulation S-K.

Capitalization, page 46

14.   Please tell us how you determined it was appropriate to include your restricted cash and cash equivalents within your capitalization table.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51

System Growth and Pipeline, page 52

15.   We note your disclosure that as of June 30, 2013 you had a total of 1,007 hotels in your development pipeline and that 52.4% of your development pipeline is under construction. To the extent you have material developments in your portfolio, please revise your disclosure to include a summary of anticipated completion dates. In addition, please clarify the amount of hotels in your development pipeline that are under your management and franchise segment compared to those in which you will hold an ownership interest.

Principal Components and Factors Affecting our Results of Operations, page 52

16.   We note your disclosure regarding the management and franchise agreements. In the MD&A or business section, please discuss in greater detail the principal terms of the management and franchise agreements.

Key Business and Financial Metrics Used by Management, page 56

Comparable Hotels, page 56

17.   We note your disclosure regarding how you define your comparable hotels. Please revise
        your disclosure to clarify how many hotels have been removed from this pool in the last
        year for sustaining substantial property damage, business interruption, undergoing large-
        scale capital projects, or for which comparable results are not available.

Capital Expenditures, page 84

18.   Please tell us if you capitalized personnel costs to property and equipment, inventory, or
        other intangible assets (i.e. software capitalization costs). To the extent material, please
        separately quantify and disclose personnel costs capitalized to property and equipment,
        inventory, and other intangible assets for all periods presented and discuss fluctuations in
        capitalized personnel costs for all periods presented within your MD&A.

Contractual Obligations, page 85

19.   Please revise your tabular disclosure of contractual obligations to provide it in the format
        required by Item 303(a)(5) of Regulation S-K. For example purposes only, please
        present the payments due by period to the following periods: less than 1 year, 1-3 years,
        3-5 years, and more than 5 years or advise.

Business, page 94

Our Competitive Strengths, page 97

20.   We note your disclosure on page 97 that Smith Travel Research collects and compiles the
        data used to calculate the RevPAR Index. Please revise your disclosure in this section to
        identify the hotel brands most frequently included in your hotels' RevPAR Index. In
        addition, please revise to clarify whether you exercise discretion in selecting the
        properties included in the RevPAR Index.

Management, page 119

21.   Please revise your biographical disclosure to provide the specific dates for each position
        held. Please refer to Item 401(e) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 158

22.   We note you indicate in the beneficial ownership table on page 158 that the "directors and executive officers as a group" are comprised of 14 persons. We further note that only 13 people are listed in the table. Please refer to Item 403(b) of Regulation S-K and revise or advise.

Exclusive Forum, page 166

23.   We note your disclosure under the heading Exclusive Forum on page 166. Please disclose that although you have included a choice of forum clause in your restated certificate of incorporation, it is possible that a court could rule that such provision is inapplicable or unenforceable.

Underwriting, page 173

24.   We note your disclosure on page 176 that certain of the underwriters and their affiliates have performed various financial advisory and investment banking services for you. Please revise to disclose any historical banking and commercial dealings between the underwriters and the company, the sponsor and its affiliates.

Consolidated Financial Statements

Consolidated Statements of Equity (Deficit), page F-7

25.   Please tell us and revise your filing to disclose the nature of the adjustment to your Consolidated Statements of Equity (Deficit) for the impact from the adoption of a new accounting standard.

Notes to Consolidated Financial Statements, page F-8

Note 2: Basis of Presentation and Summary of Significant Accounting Policies, page F-8

Summary of Significant Accounting Policies, page F-9

26.   Please revise your filing to include your accounting policy for share-based payments.

Revenue Recognition, page F-9

27.   For your owned and leased hotel revenues, please revise your filing to separately disclose the amount of revenues derived from room rentals and from food and beverage sales.

Self-Insurance, page F-16

28.   We note you have a captive insurance subsidiary. For each year that income statement is presented, please disclose incurred claims and claim adjustment expenses with separate disclosure of the provision for insured events of the current fiscal year and of increases or decreases in the provision for insured events of prior fiscal years.

Note 5: Inventories, page F-19

29.   Please tell us if there were any changes in estimates in your model that calculates the relative sales value method of costing your timeshare sales and relieving inventory.   To the extent you had such changes, please revise your filing to disclose the impact to timeshare inventory.

Note 15: Derivative Instruments and Hedging Activities, page F-28

30.   It does not appear that you have any derivatives that are designated as hedging instruments as of December 31, 2012. Please tell us the nature of the deferred gains from derivatives in AOCI.

Note 18: Income Taxes, page F-32

31.   Please tell us the nature of the foreign deferred tax assets that resulted in an additional valuation allowance during 2012. Your response should address when the related foreign deferred tax assets were initially recorded. To the extent the related foreign deferred tax assets existed as of December 31, 2011, please tell us what changed during 2012 that resulted in a need for a valuation allowance.

32.   In light of your receipt of Notices of Proposed Adjustment from the IRS, please tell us how you determined that it was not necessary to accrue the amount of the proposed adjustments sought by the IRS.

Item 16. Exhibits and Financial Statement Schedules, page II-2

33.   We note you indicate that a number of your exhibits are to be filed by amendment. Please file all required exhibits as promptly as possible. If you are not in a position to file your legal opinion with the next amendment, please file a draft copy on EDGAR as correspondence.

34.   We note the exhibit list includes "form of" agreements. In particular, we note the Form of Charter and Form of Bylaws. Please refer to Item 601 of Regulation S-K and advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

35.   Please file your loan agreements as exhibits or advise. See Item 601(b) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Monick, Staff Accountant, at (202) 551-3295 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Via E-mail
Joshua Ford Bonnie
Simpson Thacher & Bartlett LLP

Kristin A. Campbell
Hilton Worldwide Holdings Inc.